SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                     PLATINUM technology International, inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
     CLASS II SERIES A JUNIOR PARTICIPATING PREFERRED SHARE PURCHASE RIGHTS
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   72764 T 101
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                                 (CUSIP Number)

                                  SANJAY KUMAR
                                 HARDMETAL, INC.
                   C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ONE COMPUTER ASSOCIATES PLAZA
                          ISLANDIA, NEW YORK 11788-7000
                            TELEPHONE: (516) 342-5224
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000
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                                 March 29, 1999
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                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
< >.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

         Computer Associates International, Inc. ("Computer Associates") and its wholly owned subsidiary, HardMetal, Inc., hereby amend and supplement their
Schedule 13D, originally filed on April 2, 1999 (the "Schedule 13D"), with respect to PLATINUM technology International, inc. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

         The response to Item 4 is hereby amended and supplemented as follows:

         On April 15, 1999, Computer Associates issued the press release attached hereto as Exhibit 11. The information set forth in the press release is incorporated herein by reference.

         The response to Item 4 is hereby further amended and supplemented by adding thereto the following:

         Merger Subsidiary further confirms, and the sections of the Offer to Purchase entitled "Acceptance for Payment and Payment" and "Certain Conditions of the Offer" are hereby amended to include a final paragraph, as follows:
"Notwithstanding anything to the contrary herein, Merger Subsidiary cannot and will not assert any of the conditions set forth under "Certain Conditions of the Offer" (other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the Commission) at any time after the Expiration Date."

Item 7.  Material to be Filed as Exhibits.

11       Text of press release issued by Computer Associates dated
         April 15, 1999.

                                    SIGNATURE
                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1999



                             HARDMETAL, INC.


                             By/s/ Ira H. Zar
                              Name:   Ira H. Zar
                              Title:  President and Assistant Treasurer




                             COMPUTER ASSOCIATES INTERNATIONAL, INC.


                             By/s/ Ira H. Zar
                              Name:   Ira H. Zar
                              Title:  Senior Vice President-Finance and
                                      Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number     Exhibit Name

11         Text of press release issued by Computer Associates dated
           April 15, 1999.